UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2007

Commission File Number: 000-50790

Vuance Ltd. (formerly, SuperCom Ltd.) (Translation of registrant’s name into English)

Sagid House, “Hasharon Industrial Park” P.O.B. 5039 Qadima 60920, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 4, 2007, Vuance Ltd. (“Vuance”) sent a Notice and Proxy Statement to its shareholders inviting them to attend the Annual General Meeting of Shareholders of Vuance to be held on August 15, 2007, at 10:00 a.m. (Israel time), at the Vuance’s principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel (the “Annual Meeting”). Only shareholders of record of ordinary shares at the close of business on July 16, 2007 are entitled to vote at the meeting.

Decisions to be voted on at the Annual Meeting include:

1.	Re-election of current (non-external) directors;

2.	Grant of options to purchase ordinary shares to Mr. Jaime Shulman, our director;

3.	Approval of the 2007 U.S. Stock Option Plan.

4.	Approval of an acquisition of Security Holding Corp.;

5.	Increase of authorized share capital;

6.	Adoption of new articles of association;

7.	Appointment of independent accountant-auditor for 2007;

8.	Any other business that properly comes before the Annual General Meeting.

In addition, Vuance’s financial statements for the fiscal year ended December 31, 2006 will be presented at the Annual Meeting.

The following documents are attached hereto and incorporated by reference herein:

Exhibit No.	Description

1
Notice of Annual General Meeting Of Shareholders and Proxy Statement, dated July 4, 2007, for Annual General Meeting of Shareholders of Vuance Ltd. to be held on August 15, 2007, and Exhibit A thereto.

2	Vuance Ltd. Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Lior Maza
Name: Lior Maza
Title: Chief Financial Officer

Date: July 5, 2007

Exhibit Index

Exhibit No.	Description

1
Notice of Annual General Meeting Of Shareholders and Proxy Statement, dated July 4, 2007, for Annual General Meeting of Shareholders of Vuance Ltd. to be held on August 15, 2007, and Exhibit A thereto.

2	Vuance Ltd. Proxy Card.